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                                                                     EXHIBIT 2.1

                  AGREEMENT FOR PURCHASE AND SALE OF BUSINESS ASSETS

     THIS AGREEMENT is entered into by and between DANIEL A. HAUS GROUP, INC., a Nevada corporation, dba "QUALITY NISSAN" and "QUALITY JEEP - EAGLE - HYUNDAI" (hereinafter referred to as "Seller"), DAN NIEDRINGHAUS (hereinafter "Niedringhaus"), and LITHIA MOTORS, INC. OR ITS NOMINEE (hereinafter referred to as the "Buyer" or as "Lithia").

     RECITALS:

     Seller is a Nevada business corporation engaged in the business of selling and servicing Nissan, Jeep, Eagle and Hyundai motor vehicles and related parts and accessories from premises located at 5570, 5580, 5586 and 5590 North Blackstone Avenue, Fresno, California (the "Business Real Property"). Niedringhaus owns all of the outstanding shares of Seller.

     Buyer wishes to purchase from Seller, and Seller is willing to sell to Buyer, all assets relating to Seller's Nissan, Jeep, Eagle and Hyundai franchises in Fresno, California, conditioned upon the granting to Buyer of franchises for the sale of new Nissan, Jeep, Eagle and Hyundai motor vehicles in the same geographical area as Seller's franchises.

     Buyer (or a related entity) also wishes to purchase all of the real property and improvements which constitute the Business Real Property, and the purchase of Seller's business assets shall be conditioned upon the simultaneous closing of the purchase of that real property by Buyer.

     N0W, THEREFORE, IN CONSIDERATION OF the mutual promises set forth herein, the parties agree as follows:

     1. DEFINITIONS. In this Agreement, the following words shall have the indicated meanings:

          (a) "CLOSING" shall refer to the consummation of the transaction contemplated under this Agreement in accordance with the terms hereof, and "CLOSING DATE" shall refer to the actual date of Closing. "TARGET CLOSING DATE" shall refer to January 2, 1998. "FINAL CLOSING DATE" shall refer to January 15, 1998.

          (b) "SELLER'S BUSINESS" shall refer to any and all activities conducted by Seller in Fresno, California, relating to the marketing and sale of new Nissan, Jeep, Eagle and Hyundai vehicles and associated parts and accessories, and the repair and servicing of new or used Nissan, Jeep, Eagle and Hyundai vehicles.

          (c) "PURCHASED ASSETS" shall refer to those assets which are identified in Paragraph 2 as being purchased and sold by the parties hereunder.

          (d) Seller's "Equipment" shall refer to all non-inventory items of tangible personal property presently owned or used by Seller in connection with Seller's Business, including all of Seller's machinery, tools, signs, office equipment, computer equipment, computer programs, microfiches, parts lists, repair manuals, sales or service brochures, furniture and fixtures, and further including all assets listed on Seller's financial statements as of December 31, 1996.


                                                                    Page 1 of 14

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          (e)  Seller's "INTANGIBLE ASSETS" shall refer to Seller's business names ("Quality Nissan" and "Quality Jeep Eagle - Hyundai"), telephone and fax numbers, service customer lists, sales customer lists, vehicle sales records, vehicle service records, all rights of Seller under contracts assigned to and assumed by Buyer pursuant to this Agreement, all goodwill associated with Seller's Business, and all other intangible rights and interests of any value relating to Seller's Business.

          (f) "BUSINESS REAL PROPERTY" shall refer to all of the real property located in Fresno, California which has been used in connection with Seller's business, including but not limited to the premises at 5570, 5580, 5586 and 5590 North Blackstone Avenue, Fresno, California.

          (g) "FRANCHISOR" shall refer to Nissan Motor Corporation in USA Chrysler Corporation and Hyundai Motor Company.

          (h) "NEW VEHICLE" shall refer to a Nissan, Jeep, Eagle or Hyundai motor vehicle which: (i) is unregistered and unused, (ii) is from the 1997 or 1998 model year, (iii) has been driven for less than 500 odometer miles, and
(iv) may be represented or warranted to consumers as "new" under California law. "ROLLBACK VEHICLE" shall mean an unregistered vehicle from the 1997 or 1998 model year which has been sold to a customer by Seller but returned because of the customer's inability to obtain financing for the purchase. "DEMONSTRATOR VEHICLE" shall mean an unregistered vehicle from the 1997 or 1998 model year which has been used and operated by Seller on dealer plates for sales demonstration purposes. "USED VEHICLE" shall mean any vehicle which is not a "new vehicle", a "demonstrator vehicle" or a "rollback vehicle" as defined in the three preceding sentences.

          (i) "DATE OF THIS AGREEMENT" shall refer to the first date upon which this Agreement has been signed by all of the parties.

          (j) All amounts payable by Buyer to Seller at Closing shall be paid by certified check drawn against a bank of Buyers choice having offices located in Jackson County, Oregon, or by whatever other means shall be acceptable to Seller.

     2. PURCHASED ASSETS. Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the assets identified in Paragraphs 3, 4, 5, 6, 7 8, 9, and 10 of this Agreement (the "Purchased Assets"). Excluded from this transaction are Seller's cash, accounts receivable, notes receivable, banking accounts and deposits, and all other assets not identified in Paragraphs 3, 4, 5, 6, 7, 8, 9, and 10 of this Agreement.

     3. INVENTORY OF NEW VEHICLES, DEMONSTRATOR VEHICLES AND ROLLBACK VEHICLES. Buyer shall purchase Seller's entire inventory of new Nissan, Jeep, Eagle and Hyundai vehicles, as that inventory exists on the Closing Date. Buyer also shall purchase Seller's entire inventory of demonstrator vehicles and rollback vehicles (up to a maximum of five rollback vehicles), as that inventory exists on the Closing Date.

          (a) PRICE OF NEW VEHICLES. The purchase price for each of Seller's new vehicles shall be equal to Seller's factory invoice cost, REDUCED BY any factory hold-backs, factory rebates, factory incentives, carry-over model allowances, (floor plan allowances and advertising allowances (100% for vehicles in inventory for less than 30 days, and 0% for vehicles in inventory)


                                     Page 2 of 14

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for 30 days for more), and any other items which should reasonably be deducted in order to establish Seller's actual net cost for each vehicle, and FURTHER REDUCED BY the actual net cost for any and all accessories, equipment and parts which are missing from a vehicle. Seller's actual net cost for new vehicles shall include Seller's actual net cost for any and all parts and accessories reasonably installed by Seller to new vehicles in the ordinary course of business, but shall not include any other vehicle preparation charges, labor charges or other dealer charges of any kind.

          (b) DEDUCTION FOR DAMAGE TO NEW VEHICLES. Immediately prior to Closing, Buyer and Seller shall jointly inspect Seller's inventory of new vehicles. If any vehicle in Seller's inventory of new vehicles is damaged, and if the cost of repairing that damage would be more than $1,000.00, then that vehicle shall be treated as a used vehicle for purposes of Paragraph 4 and this Paragraph 3, rather than as a new vehicle. If any vehicle in Seller's inventory of new vehicles is damaged, and if the cost of repairing that damage is less than $1,000.00, then Buyer shall be obligated to purchase that vehicle as a new vehicle, and the price for that vehicle, as determined under subparagraph 3(a), shall be reduced by the actual net cost to Buyer of repairing that damage. If Buyer and Seller are unable to agree upon the actual net cost to Buyer of repairing the damage to a vehicle, then Buyer and Seller shall select an independent third party to determine that repair cost, which determination shall be binding upon both Buyer and Seller.

          (c) PAYMENT FOR NEW VEHICLES. The aggregate purchase price for all new vehicles purchased by Buyer from Seller shall be paid in full at Closing.

          (d) PURCHASE ORDERS FOR NEW VEHICLES. Immediately prior to Closing, Buyer and Seller shall jointly review Seller's outstanding purchase orders for new vehicles ordered from Seller by customers but not delivered prior to Closing. At Closing, Seller shall assign and transfer to Buyer, and Buyer shall assume from Seller, all of Seller's rights (including customer deposits) and obligations (including sales commissions) under such purchase orders; provided, however, that Buyer shall not be obligated to assume Seller's rights or obligations with respect to any new vehicle purchase order which is at a price less than factory invoice, or which provides for a trade-in at a price or under terms unacceptable to Buyer.

          (e) PRICE FOR DEMONSTRATOR VEHICLES AND ROLLBACK VEHICLES. The price for each demonstrator vehicle shall be determined as provided in subparagraphs 3(a) and 3(b) and then REDUCED BY $750 per vehicle and FURTHER REDUCED BY 30 CENTS per mile for each odometer mile on that vehicle in excess of 500 miles. The price for each rollback vehicle shall be determined as provided in subparagraphs 3(a) and 3(b) and then REDUCED BY 30 CENTS per mile for each odometer mile on that vehicle in excess of 500 miles. The purchase price for demonstrator vehicles and rollback vehicles shall be paid at Closing.

     4. INVENTORY OF USED VEHICLES. Buyer intends to purchase Seller's entire inventory of used vehicles, as that inventory exists at Closing. However, Buyer shall not be obligated to purchase any used vehicle for which Buyer and Seller are unable to agree upon a purchase price.

          (a) DISCLOSURES. Seller shall be obligated, prior to Closing, to: (i) disclose to Buyer any and all facts concerning each used vehicle which Seller would be legally obligated to disclose to a consumer (including but not limited to known damage and usage history), and (ii) provide to Buyer legal odometer statements and free and clear title for each of the used vehicles.

          (b)  PRICE FOR USED VEHICLES.  Used vehicles shall be purchased on an


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individual basis. It is Buyer's intention to purchase all of Seller's used vehicles. However, if Buyer and Seller cannot agree on the value of one or more used vehicles, then those vehicles whose value is not agreed upon shall remain the property of the Seller, and Buyer shall not be obligated to purchase those vehicles. Buyer and Seller agree to establish the proposed purchase price for all of Seller's used vehicles then on hand at least fifteen (15) business days prior to the anticipated Closing Date. The purchase price for used vehicles acquired by Seller within 15 days prior to Closing shall be determined by agreement of the parties (and Buyer shall not be obligated to purchase any vehicle for which the parties are unable to agree upon a purchase price). If Buyer notifies Seller within 30 days after Closing that there is a material defect in a particular used vehicle (which defect is not apparent from a visual inspection or from title documents), then Seller will repurchase that vehicle from Buyer (at the same price as the price paid by Buyer to Seller for that vehicle). The aggregate purchase price for Seller's inventory of used vehicles shall be paid in full at Closing.

                    (c) STORAGE OF USED VEHICLES WHICH ARE NOT PURCHASED BY BUYER. Seller shall have ten (10) days after Closing within which to remove from the Business Real Property any of Seller's used vehicles which are not purchased by Buyer. Buyer shall store those vehicles in accordance with Buyers normal business practices. Seller shall have sole and exclusive risk and liability for any damage or loss to Seller's used vehicles while so stored on the Business Real Property after Closing, and Buyer shall have no liability or obligation of any kind by reason of any such damage or loss.

               5. INVENTORY OF NEW PARTS AND ACCESSORIES. Buyer shall purchase Seller's entire inventory of new, current (non-obsolete), undamaged Nissan, Jeep, Eagle or Hyundai vehicle parts and accessories manufactured by Franchisor and/or third party suppliers, as that inventory exists on the Closing Date. Buyer shall have no obligation to purchase from Seller any parts or accessories which are used, damaged or obsolete. For purposes of this Paragraph 5, a part or accessory shall be "obsolete" on the Closing Date if not then returnable to the supplier from which that part was originally purchased, or if not then listed in the supplier's then-current price and parts books. Prior to Closing, Seller shall maintain Seller's inventory of parts and accessories at a level consistent with good business practices and Seller's normal and regular course of business.

                    (a) PRICE FOR PARTS AND ACCESSORIES. The purchase price for each item in Seller's inventory of new, current and undamaged parts and accessories for Nissan, Jeep, Eagle or Hyundai vehicles (whether manufactured by Franchisor or third party suppliers) shall be the net cost for that item as set forth in the then most recent price book published by the supplier of that item, REDUCED BY any discounts (including quantity purchase or stock order discounts (with stock order discounts to be prorated based on Seller's stock order utilization percentage)), rebates, incentives or allowances which should reasonably be taken into account in order to establish what Buyer's net cost for that item would be if that item was purchased by Buyer directly from that supplier at the time of Closing. The purchase price for Seller's inventory of parts and accessories shall be paid in full at Closing.

                    (b) DETERMINATION OF INVENTORY OF PARTS AND ACCESSORIES. Seller's inventory of new, current and undamaged Nissan, Jeep, Eagle and Hyundai parts and accessories shall be determined immediately prior to Closing (or on whatever earlier date shall be selected by mutual agreement of the parties) by a third party inventory service selected by mutual agreement of the parties. Buyer and Seller each shall be responsible for 50% of the fees charged by the inventory service for conducting the inventory.

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               6.   EQUIPMENT.  Seller agrees to sell all of the Equipment to
Buyer, and Buyer agrees to purchase the Equipment from Seller. Within ten
(10) days after the date of this Agreement, Seller shall provide to Buyer a list of the Equipment, which list shall be attached hereto as Exhibit "A". Seller is retaining, and is not selling to Buyer, those personal items of Seller's Equipment which are listed on Exhibit "B" attached hereto. Seller warrants to Buyer that the items listed on Exhibit "A" constitute all of the items of tangible personal property (other than inventory, consumable supplies or those items listed on Exhibit "B") which, during the six months preceding Closing, shall have been owned or used by Seller in connection with Seller's Business.

                    (a) PRICE FOR EQUIPMENT. The aggregate purchase price for all items of Seller's Equipment which are being purchased hereunder shall be equal to the sum of: (i) $185,000.00, plus (ii) that certain amount (up to a maximum of $50,000.00) expended by Seller subsequent to the date of this Agreement and prior to Closing to acquire and install smog testing equipment required by the California Department of Motor Vehicles. Seller agrees that Buyer shall have the right to allocate the aggregate purchase price for the Equipment among the various items of Equipment in whatever manner Buyer, in the exercise of its discretion, believes will best reflect the relative fair market values of those items.

                    (b) PAYMENT FOR EQUIPMENT. The purchase price for the Equipment shall be paid in full at Closing.

               7. SUPPLIES. Buyer shall purchase all of the gas, oil, nuts, bolts, and other automotive supplies which are held for use in Seller's Business; provided, however, that Buyer shall not be obligated to purchase used, damaged or obsolete items or supplies. For purposes of this Paragraph 7, an item shall be "obsolete" on the Closing Date if not then returnable to the supplier from which that item was originally purchased, or if not then listed in the supplier's then-current price books. Prior to Closing, Seller shall maintain Seller's inventory of supplies at a level consistent with good business practices and Seller's normal and regular course of business. The price for each item of the purchased supplies shall be Seller's actual net cost, as determined by mutual agreement of the parties, REDUCED BY any discounts (including quantity purchase or stock order discounts), rebates, incentives or allowances which should reasonably be taken into account in order to establish what Buyer's net cost for that item would be if that item was purchased by Buyer directly from that supplier at the time of Closing. The purchase price for Seller's supplies shall be paid to Seller at Closing.

               8. CONTRACTUAL RIGHTS AND OBLIGATIONS. At Closing, Buyer shall assume all rights and obligations of Seller under those certain equipment leases and other contracts identified on Exhibit "C" attached hereto, which Exhibit "C" shall be prepared and attached hereto within 10 days after the date of this Agreement. Buyer shall have the right to refuse to permit any one or more of Seller's leases or other contracts to be included in Exhibit "C" (and assumed by Buyer under this Agreement), and Seller shall remain solely responsible for any such obligations refused by Buyer. Seller warrants that all of Seller's obligations under the contracts listed on Exhibit "C" shall be current at the time of Closing. Seller agrees to indemnify Buyer against all obligations under the contracts identified on Exhibit "C" which relate to periods prior to Closing. Buyer agrees to indemnify Seller against all obligations under the contracts identified on Exhibit "C" which relate to periods after Closing.

               9. REPAIR WORK IN PROGRESS. Buyer shall purchase all of Seller's vehicle repair work in progress (in-house and subcontracted), at a price equal to Seller's actual net cost for labor and

                                     Page 5 of 14

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materials (before profit and overhead) for all work completed prior to
Closing. The purchase price for work in progress shall be paid at Closing.

               10. INTANGIBLE ASSETS. Buyer shall purchase all of Seller's Intangible Assets. The aggregate purchase price for Seller's Intangible Assets shall be Two Million Six Hundred Thousand and 00/100 Dollars ($2,600,000.00). This $2,600,000.00 purchase price shall be allocated among the items which constitute the Intangible Assets as determined by Buyer in the reasonable exercise of Buyer's discretion; provided, however, that no value shall be allocated to the non-transferable Nissan, Jeep, Eagle and Hyundai franchises issued by the Franchisors. The purchase price for the Intangible Assets shall be paid as follows:

               (1) Prior to or simultaneously with the execution of this Agreement, Buyer is making an earnest money deposit to Capital City Escrow, Inc., in Sacramento, California, in the amount of $200,000.00, which earnest money deposit, together with all interest earned thereon, shall be credited at Closing against the purchase price for the Intangible Assets.

               (2) The balance of the purchase price for the Intangible Assets shall be paid in full at Closing.

     11. BULK TRANSFERS. It is the intention of the parties that this transaction comply with Division Six of the California Uniform Commercial Code, more commonly known as Uniform Commercial Code - Bulk Transfers, and Seller shall take all actions necessary to comply therewith.

     12. LIMITATION ON LIABILITIES ASSUMED. Except as provided in subparagraph 3(d), Paragraph 8 and Paragraph 9, Buyer shall not, by reason of this Agreement or Buyer's purchase of the Purchased Assets, take responsibility for any liabilities, debts or obligations of Seller (including Seller's trade payables, account payables, obligations to employees, or tax liabilities).

     13. WARRANTIES OF SELLER. Niedringhaus and Seller make the following warranties to Buyer, with the intent that Buyer rely thereon:

          (a) CORPORATE ORGANIZATION. Seller is a corporation organized, validly existing, and in good standing under the laws of the State of Nevada. Seller is qualified to do business in the State of California, and has full power and authority to own, use, and sell its assets.

          (b) CORPORATE AUTHORITY. Seller's board of directors and shareholders have authorized the execution and delivery of this Agreement to Buyer and the carrying out of its provisions. This Agreement will not violate any judicial, governmental or administrative decree, order, writ, injunction, or judgment, and will not conflict with or constitute a default under Seller's bylaws, or any contract, agreement, or other instrument to which Seller is a party or by which it may be bound.

          (c) EMPLOYEE ISSUES. No employees of Seller are represented by any union in connection with their employment by Seller. Within 10 days after the date of this Agreement, Seller shall provide to Buyer the following: (i) a census of Seller's employees, (ii) a written disclosure of all benefits made available to Seller's employees (including qualified and non-qualified retirement plans), and (iii) access to all personnel files for Seller's employees. All employee benefit plans maintained by seller for its employees shall be fully funded prior to


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Closing.  Seller shall pay all wages, commissions, accrued vacation pay and other accrued compensation earned by Seller's employees prior to Closing (together with all accrued FICA and withholding taxes). Seller shall terminate the employment of all of Seller's employees effective as of the close of business on the Closing Date. At Buyer's sole discretion, Buyer may (but shall not be obligated to) hire any of Seller's employees. Seller will not, for a period of two years following Closing, employ or offer employment to any person who was an employee of Seller's Business at any time within the 180 day period immediately preceding Closing unless either: (1) Buyer consents in writing to Seller's employment of that employee, or (2) a period of at least 6 months shall have elapsed since the LATER of: (i) the date of Closing, or (ii) the last date when that employee is employed by Buyer. For purposes of the preceding sentence, Buyer hereby consents to Seller's employment of that one person who has been serving as comptroller (business manager) of Seller's Business prior to Closing.

          (d) FINANCIAL DISCLOSURES. Seller shall promptly furnish to Buyer such financial and operating data and other information relating to Seller's Business and the Business Real Property as Buyer shall reasonably request. The review of such materials will be at Buyer's expense. Seller warrants that all such financial statements and related materials provided to Seller fairly present the financial position of Seller's Business and the results of operation of Seller's Business for the periods covered thereby. Buyer (at Buyer's expense) shall have the right, at any time prior to Closing, to conduct a certified audit (by one or more certified public accounting firms selected by Buyer) of Seller's balance sheets and income and cash flow statements for recent periods, and Seller agrees to cooperate and assist in the prompt and efficient completion of all such audit activities, recognizing that the audit process may result in inconveniences or inefficiencies to Seller's Business.

          (e) UNDISCLOSED LIABILITIES AND CONTRACTUAL COMMITMENTS. Except as otherwise disclosed in this Agreement (or in an attached Exhibit), the following statements are true as of the date of this Agreement and shall be true at
Closing: (i) Seller does not have any liabilities which might have a material adverse impact on Buyer's use of the Purchased Assets, (ii) Seller is not a party to any contracts or commitments which might have a material adverse impact on Buyer's use of the Purchased Assets, (iii) no law suit or action, administrative proceeding, arbitration proceeding, governmental investigation, or other legal or equitable proceeding of any kind is pending or threatened against Seller which might have a material adverse effect on the value of the Purchased Assets, and (iv) to Seller's knowledge, Seller has all licenses, permits and authorizations required by any federal, state or local governmental or regulatory agency in order to operate Seller's Business, and knows of no reason why any such license or permit might be subject to revocation. If any claim is asserted against Buyer after Closing with respect to any obligation of Seller which Seller has failed to disclose to Buyer in writing, or which Seller has disclosed but failed to pay, then Buyer shall give prompt written notice of that claim to Seller. Seller shall indemnify Buyer with respect to all such obligations.

          (f) CONDITION OF EQUIPMENT. Each item of the Equipment shall be in good operating condition at Closing. Seller will continue to perform routine maintenance and repairs with respect to the Equipment prior to Closing. Buyer shall have two business days after Closing within which to advise Seller in writing if any item of Equipment is not in good operating condition at Closing, and Seller shall thereupon be obligated to repair or replace that item (or reimburse Buyer for doing so). If, prior to Closing, Buyer determines that any item of Equipment is not in good operating condition, then Buyer shall promptly notify Seller of that fact.

          (g) GOOD TITLE. Seller has, and shall transfer to Buyer at Closing, good and


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marketable title to all of the Purchased Assets, free and clear of all security interests, liens, equitable interests, leases, assessments, restrictions, reservations, or other burdens of any kind. All current and accrued taxes which may become a lien against any of the Purchased Assets shall have been paid by Seller prior to Closing (including sales taxes and excise taxes). Personal property taxes will be prorated between Buyer and Seller at Closing.

          (h) NO TOXIC MATERIALS DISCHARGED. To the best of Seller's knowledge, and except as disclosed by Seller on Exhibit "D" attached hereto, (i) no activity in connection with Seller's Business prior to Closing shall have produced any toxic materials, the presence or use of which upon the Business Real Property would violate any federal, state, local or other governmental law, regulation or order or would require reporting to any governmental authority, and (ii) there are no in-ground hoists, underground gas tanks, underground fuel tanks, or underground waste oil tanks located on the Business Real Property, and
(iii) the Business Real Property is otherwise free and clear of any toxic materials. For purposes of this subparagraph (h), the phrase "toxic materials" shall refer to and include: (i) any and all substances defined as "hazardous substances", "hazardous materials", or "toxic substances" in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 USC Section 9601, et. seq.), the Hazardous Materials Transportation Act (49 USC
Section 1801, et. seq.), and the Resource Conservation and Recovery Act (42 USC
Section 6901, et. seq.); and (ii) any and all substances which now are deemed to be pollutants, toxic materials or hazardous materials under any other state or federal law. Seller has furnished to Buyer, prior to the date of this Agreement, copies of all environmental reports and certificates of compliance relating to Seller's Business and the Business Real Property. Upon the execution of this Agreement, Seller shall, at Buyer's expense, engage an appropriate environmental firm which is acceptable to Buyer to conduct an investigation and produce an updated Phase One Environmental Report regarding the Business Real Property (for periods since December, 1995). If the Phase One environmental assessment discloses that the Business Real Property is, or is likely to be, materially contaminated by the presence of toxic materials, and if Buyer provides Seller with a written demand to remediate, cleanup, detoxify and decontaminate any and all such contamination as a condition of Closing, then:
(A) if the cost of remediation would be less than $100,000.00, then Seller shall be obligated either to: (i) complete (at Seller's sole expense) such remediation, cleanup, detoxification and/or decontamination prior to, and as a condition of, Closing, or (ii) place sufficient funds into escrow at Closing to cover the expense of the required remedy; and (B) if the cost of remediation would be greater than $100,000.00, then Seller shall be obligated either to: (i) complete (at Seller's sole expense) such remediation, cleanup, detoxification and/or decontamination prior to, and as a condition of, Closing, or (ii) place sufficient funds into escrow at Closing to cover the expense of the required remedy, or (iii) rescind this Agreement, in which event neither party shall thereafter have any further obligations under this Agreement.

          (i) FRANCHISORS' CONSENT. Seller shall take all actions which are reasonably necessary on Seller's part to obtain the consent of the Franchisors to the issuance to Buyer of a franchise for the sale of new Nissan, Jeep, Eagle and Hyundai vehicles in the same geographical area as Seller's current franchise in Fresno, California.

          (j) INDEMNIFICATION FOR BREACH OF WARRANTIES. Niedringhaus and Seller shall indemnify Buyer against all losses, damages and costs (including attorney fees and court costs) relating to any warranty made by Seller in this Agreement which is materially false, misleading, incomplete or inaccurate (either on the date of this Agreement or at the time of Closing) so as to have a material adverse effect on the value of Seller's Business. If at any


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time prior to Closing Seller determines that any warranty made by Seller in this Agreement is incorrect, incomplete or misleading, then Seller shall advise Buyer of that fact and shall provide to Buyer in writing whatever other information shall be necessary to cause that warranty to be correct, complete and not misleading. If any claim, action or proceeding is filed or brought against Buyer which is or may be subject to Seller's obligation to indemnify Buyer as set forth in this subparagraph, then Buyer shall promptly give Seller written notice of that claim, and Seller thereafter shall have the option to defend that claim at Seller's expense using attorneys selected by Seller. If Seller subsequently fails to pay that claim or dispute that obligation or liability, and if Buyer subsequently is required to pay that claim, then Niedringhaus and Seller shall have joint and several liability to reimburse, indemnify and hold harmless Buyer with respect to that claim, obligation or liability.

     14. CONDUCT OF BUSINESS PENDING CLOSING. Seller warrants that during the period beginning on the date of this Agreement and ending at Closing: (i) Seller shall continue to operate Seller's Business in the usual and ordinary course, and in substantial conformity with all applicable laws, ordinances, regulations, rules or orders; (ii) Seller shall not allow any liens to be placed against any of the Purchased Assets unless those liens are discharged prior to Closing;
(iii) Seller shall not take any action which may cause a material adverse change in the operations of Seller's Business; (iv) Seller shall not conduct any sale which shall use the words or phrases "Going Out of Business Sale" or "Change of Ownership Sale" or other words or phrases having similar meanings; (v) Seller shall use its best efforts to preserve the value of the Nissan, Jeep, Eagle and Hyundai franchises in Fresno, California.

     15. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby makes the following representations and warranties to Seller, with the intent that Seller rely thereon:

          (a) ORGANIZATION. Lithia Motors, Inc. is a corporation organized, validly existing and in good standing under the laws of the State of Oregon, and is entitled to own property and to carry on its business.

          (b) AUTHORITY. This Agreement shall be binding upon Lithia Motors, Inc. only if authorized by the board of directors of Lithia Motors, Inc. This Agreement will not violate the provision of any judicial, governmental or administrative decree, order, writ, injunction, or judgment, or conflict with or constitute a default under, the Article or bylaws of Lithia Motors, Inc., or any contract, agreement, or other instrument to which Lithia Motors, Inc. is a party.

     16. ADDITIONAL CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS. The obligation of Buyer to close this transaction is subject to each of the following conditions being true as of the date of Closing (each of which is for the benefit of Buyer and may be waived by Buyer), and Buyer shall have the right to rescind this Agreement if any of the following conditions is not satisfied in accordance with its terms:

          (a) Buyer shall have obtained from Franchisors, prior to the Final Closing Date, a commitment to issue to Buyer franchises to sell new Nissan, Jeep, Eagle and Hyundai vehicles in the same geographical area as Seller's current franchises in Fresno, California (as evidenced by the issuance to Buyer by Franchisor of an appropriate Dealership Sales and Service Agreement, and the approval of Buyer as the publicly owned Dealer-Operator of the franchise), and Buyer agrees to use its best reasonable efforts to obtain that franchise.

          (b) Buyer shall be reasonably satisfied with any facility improvement requirements which are imposed by Franchisor.

          (c) Buyer shall have been permitted to fully inspect the Business Real Property. Buyer shall be reasonably satisfied with the physical condition of the Business Real Property, and with all other aspects of the Business Real Property.

          (d) All of Seller's agreements and warranties set forth in this Agreement shall be true, correct, complete and not misleading at Closing; provided that Buyer's decision to close this transaction shall not release Seller from liability to Buyer for any warranty which is subsequently determined to be incorrect, incomplete or misleading.

          (e) Buyer shall be reasonably satisfied with the kind, quality and/or value of the items listed on Exhibit "A", and does not notify Seller to the contrary pursuant to Paragraph 6.

          (f) This Agreement shall have been authorized by the board of directors of Lithia Motors, Inc. within 10 days after the date of this Agreement.

     17. CLOSING. The parties shall make all reasonable effort to close the purchase and sale under this Agreement at or before 5:00 p.m., Pacific Standard Time, on or before the Final Closing Date, at the offices of Capital City Escrow, Inc. in Sacramento, California, or at such other location as shall be selected by mutual agreement of the parties.

          (a) The parties agree to establish a closing escrow account at Capital City Escrow, Inc. in Sacramento, California, (the "Closing Escrow Agent"). Buyer and Seller each shall pay one-half (1/2) of the closing escrow fees. Buyer and Seller agree to execute whatever reasonable escrow instructions may be required by Closing Escrow Agent in connection with this transaction. In the event of any conflict between those escrow instructions and this Agreement, the terms of this Agreement shall prevail. Upon the execution of this Agreement, Buyer shall deliver to Closing Escrow Agent the sum of $200,000.00 (the deposit), which amount shall immediately be placed into an interest bearing account. The deposit plus interest shall be credited to Buyer and shall be applied against the purchase price at Closing, or if the Closing fails to occur, then the deposit shall be disbursed as set forth hereinafter.

          (b) In all events, the Closing of the transaction contemplated under this Agreement shall occur (if at all) on or before the Final Closing Date.

          (c) If this transaction closes as provided herein, then actual possession and all risk of loss, damage or destruction with respect to the Purchased Assets, shall be deemed to have been delivered to Buyer at Closing.

          (d) At Closing, and coincidentally with the performance of the obligations to be performed by Buyer at Closing, Seller shall deliver to Buyer the following: (i) all bills of sale, assignments and other instruments of transfer, in form and substance reasonably satisfactory to Buyer, which shall be necessary to convey the Purchased Assets to Buyer; and (ii) all other documents required under this Agreement.

          (e) At Closing, and coincidentally with the performance of all obligations required of Seller at Closing, Buyer shall deliver to Seller the following: (i) payment for the Purchased Assets; and (ii) all other payments and documents required under this Agreement. Buyer shall be responsible for all sales taxes payable in connection with the transaction.

                    (f) If Closing does not take place on or before the Final Closing Date because there has been a failure of any condition precedent set forth in Paragraph 16, then: (i) all rights and obligations of both parties under this Agreement shall terminate, (ii) Buyer shall be entitled to a refund of the entire $200,000.00 earnest money deposit (and interest earned thereon) referred to in subparagraph 6(b), and (iii) this Agreement and all predecessor agreements shall thereafter be void and of no effect.

                    (g) If Closing does not take place on or before the Final Closing Date because of Buyer's material breach of this Agreement, then the $200,000.00 earnest money deposit delivered by Buyer to the Closing Escrow Agent (together with all interest earned thereon while held by the Closing Escrow Agent) shall be forfeited to Seller as Seller's sole and exclusive remedy for Buyer's breach, and Seller shall have no other rights or remedies against Buyer by reason of that breach. THIS SUM REPRESENTS A REASONABLE ESTIMATE BY BUYER AND SELLER OF SELLER'S DAMAGES IN THE EVENT OF SUCH A DEFAULT, IT BEING EXTREMELY DIFFICULT TO ASCERTAIN SELLER'S PRECISE DAMAGES. If Closing does not take place on or before the Final Closing Date because of Seller's material breach of this Agreement, then Buyer shall be entitled to: (i) a refund of the entire $200,000.00 earnest money deposit previously delivered by Buyer to the Closing Escrow Agent (together with all interest earned thereon while held by the Closing Escrow Agent), (ii) payment by Seller to Buyer of the additional sum of $200,000.00 as liquidated damages for all losses suffered by Buyer as a result of Seller's breach. THIS SUM REPRESENTS A REASONABLE ESTIMATE BY BUYER AND SELLER OF BUYER'S DAMAGES IN THE EVENT OF SUCH A DEFAULT, IT BEING EXTREMELY DIFFICULT TO ASCERTAIN BUYER'S PRECISE DAMAGES.

                    (h) Both parties agree to make a good faith effort to execute and deliver all documents and complete all actions necessary to consummate this transaction.

                    (i) At Closing, Seller agrees to execute an Asset Acquisition Statement (IRS Form 8594) prepared by Buyer which reflects the allocation of the total purchase price among the Purchased Assets in the manner determined in accordance with this Agreement.

               18. SELLER'S ACCOUNTS RECEIVABLE. For a period of 12 months after Closing, Buyer shall, on Seller's behalf, and at no charge to Seller, accept any payment with respect to Seller's customer receivables and other receivables arising out of the operation of Seller's Business prior to Closing. All collected receivables from vehicle sales shall be delivered to Seller within ten (10) days after collection, and all other collected receivables shall be delivered to Seller on a monthly basis. Buyer shall have no obligation to undertake collection efforts with respect to Seller's receivables, and Buyer's only obligation shall be to account for and pay over Seller's receivables which are actually received by Buyer. For a period of 90 days after Closing, Buyer agrees to make its staff available to Seller to enable Seller to close out its books.

               19. SURVIVAL OF REPRESENTATIONS. All representations, warranties, indemnification obligations and covenants made in this Agreement shall survive the Closing, and shall remain in effect until the expiration of the latest period allowable in any applicable statute of limitations.

               20. ASSIGNMENT BY BUYER. Lithia Motors, Inc. shall have the right to assign all rights and obligations of Lithia Motors, Inc. as "Buyer" under this Agreement. In the event of any such assignment, the assignee shall assume all rights and obligations of the Buyer under this Agreement, and Lithia Motors, Inc. shall remain jointly liable for all obligations of the Buyer.

               21. PURCHASE OF BUSINESS REAL PROPERTY. As a condition concurrent to the Closing of the transaction contemplated under this Agreement, Buyer (or a related entity) is purchasing the Business Real Property for a price (payable at Closing) equal to the sum of: (i) $5,560,000, plus (ii) the out-of-pocket costs (up to a maximum of $25,000.00 if construction is not commenced prior to Closing, or up to a maximum of $110,000.00 if construction is commenced prior to Closing) incurred by Seller subsequent to January 1, 1997 in connection with the construction of an addition to the Jeep Eagle service department. Buyer's obligation to close the transaction contemplated under this Agreement shall be subject to the condition that Buyer is simultaneously able to enter into an agreement with Niedringhaus for the purchase of the Business Real Property under terms which are reasonably satisfactory to Buyer.

               22. BOOKS AND RECORDS. For a period of five (5) years after Closing, Seller shall maintain Seller's financial records, and Buyer and its agents shall have full reasonable access to Seller's financial statements and general ledger and may make copies thereof.

               23.  MISCELLANEOUS.

                    (a) There are no oral agreements or representations between the parties which affect this transaction, and this Agreement supersedes all previous negotiations, warranties, representations and understandings between the parties. True copies of all documents referenced in this Agreement are attached hereto. If any provision of this Agreement shall be determined to be void by any court of competent jurisdiction, then that determination shall not affect any other provision of this Agreement, and all other provisions shall remain in full force and effect. If any provision of this Agreement is capable of two constructions, only one of which would render the provision valid, then the provision shall have the meaning which renders it valid. The paragraph headings in this Agreement are for convenience purposes only, and do not in any way define or construe the contents of this Agreement.

                    (b) This Agreement shall be governed and performed in accordance with the laws of the state of California. Each of the parties hereby irrevocably submits to the jurisdiction of the courts of Fresno County, California, and agrees that any legal proceedings with respect to this Agreement shall be filed and heard in the appropriate court in Fresno County, California.

                    (c) This Agreement may be executed in multiple counterparts, each of which shall be an original, and all of which shall constitute a single instrument, when signed by both of the parties. This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective parties.

                    (d) Waiver by either party of strict performance of any provision of this Agreement shall not be a waiver of, and shall not prejudice the party's right to subsequently require strict performance of, the same provision or any other provision. The consent or approval of either party to any act by the other party of a nature requiring consent or approval shall not render unnecessary the consent to or approval of any subsequent similar act.

                    (e) All notices provided for herein shall be in writing and shall be deemed to be duly given when mailed by United States certified mail, postage prepaid, to the last-known address of the party entitled to receive the notice, or when personally delivered to that party.

                    (f)  Time is of the essence to this Agreement.

                    (g) Should any party hereto institute any action or proceedings to enforce or interpret any provision hereof, or for damages by reason of any alleged breach of any provision of this Agreement, the prevailing party shall be entitled to recover from the losing party or parties such amount as the court may adjudge to be reasonable attorney's fees for services rendered to the prevailing party in such action or proceeding. The term "prevailing party" as used in this section shall include, without limitation, any party who is made a defendant in litigation in which damages and/or other relief may be sought against such party and a final judgment or dismissal or decree is entered in such litigation in favor of such party defendant.

                    IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated below.

SELLER:        DANIEL A. HAUS GROUP, INC., A Nevada Corporation



By /s/  Dan Niedringhaus                               10/10/97
   -------------------------------------------         ----------
   Dan Niedringhaus, President                         Dated

DAN NIEDRINGHAUS:



/s/ Dan Niedringhaus                                   10/10/97
----------------------------------------------         ----------
Dan Niedringhaus                                       Dated

BUYER:         LITHIA MOTORS, INC. (OR NOMINEE)



By /s/ Bryan DeBoer           VP 1152                  10/10/97
   ----------------------------------------------      ----------
   Bryan DeBoer, Authorized Agent  Vice President      Dated

          EXHIBIT "A" TO AGREEMENT FOR PURCHASE AND SALE OF BUSINESS ASSETS

                 Between DANIEL A. HAUS GROUP, INC., as "Seller", and
                      LITHIA MOTORS, INC. (OR NOMINEE), as Buyer

            LIST OF EQUIPMENT, FURNITURE AND FIXTURES BEING SOLD BY SELLER
                          [SEE ____ PAGES ATTACHED HERETO.]



          EXHIBIT "B" TO AGREEMENT FOR PURCHASE AND SALE OF BUSINESS ASSETS

                  Between DANIEL A. HAUS GROUP, INC., as "Seller", and
                      LITHIA MOTORS, INC. (OR NOMINEE), as Buyer

          LIST OF EQUIPMENT, FURNITURE AND FIXTURES BEING RETAINED BY SELLER

                          [SEE _____ PAGES ATTACHED HERETO.]



         EXHIBIT "C", TO AGREEMENT FOR PURCHASE AND SALE OF BUSINESS ASSETS

                Between DANIEL A. HAUS GROUP, INC., as "SELLER", and
                      LITHIA MOTORS, INC. (OR NOMINEE), as Buyer


                    LISTING OF LEASES AND AGREEMENTS BEING ASSUMED


                          [SEE ____ PAGES ATTACHED HERETO.]



          EXHIBIT "D" TO AGREEMENT FOR PURCHASE AND SALE OF BUSINESS ASSETS

                 Between DANIEL A. HAUS GROUP, INC., as "Seller", and
                      LITHIA MOTORS, INC. (OR NOMINEE), as Buyer


                            DISCLOSURE OF TOXIC MATERIALS
                            -----------------------------

                         [SEE ____ PAGE(S) ATTACHED HERETO.]